KWESST Announces US$5.6 Million Private Placement in the United States

Ottawa, Ontario--(Newsfile Corp. - July 19, 2023) - KWESST Micro Systems Inc. (TSXV: KWE) (TSXV:KWE.WT.U) (NASDAQ: KWE) (NASDAQ: KWESW) ("KWESST" or the "Company") is pleased to announce that it has entered into definitive agreements dated July 19, 2023 with a group of accredited and institutional investors for the issuance and sale of the Company's common shares (or common share equivalents), on a brokered private placement basis, for aggregate gross proceeds of approximately US$5.6 million (approximately CAD$7.3 million) (the "Offering").

As a part of the Offering, the Company will be issuing a combination of common shares in the capital of the Company at a price of US$2.26 (CAD$2.98) per common share (each a "Common Share") and pre-funded warrants at a price of US$2.259 (CAD$2.979) per pre-funded warrant (each a "Pre-funded Warrant"), totaling approximately 2,474,700 common share (or common share equivalents). Each Common Share and Pre-funded Warrant being bundled with one common share purchase warrant of the Company (each a "Common Warrant"). Each Pre-Funded Warrant will entitle the holder to acquire one Common Share at an exercise price of US$0.001 per Common Share, and each Common Warrant will be immediately exercisable and entitle the holder to acquire one Common Share at an exercise price of US$2.66 (CAD$3.50) per Common Share for a period of 60 months following the closing of the Offering. Although the Common Shares and Pre-funded Warrants are each bundled with a Common Warrant, each security will be issued separately.

KWESST intends to use the aggregate net proceeds from the Offering for general working capital purposes. The Offering is expected to close on or around July 21, 2023 (the "Closing"), subject to customary closing conditions, including approval of the TSX Venture Exchange.

ThinkEquity is acting as sole placement agent for the Offering. As compensation for services rendered, the Company will (i) pay to ThinkEquity, at the Closing, a cash fee (the "Cash Fee") equal to 8.5% of the aggregate gross proceeds of the Offering and (ii) issue to ThinkEquity or its designees such number of warrants to purchase a number of Common Shares equal to 5% of the Common Shares and sold in the Offering (the "Placement Agent Warrants" and the Common Shares underlying the Placement Agent Warrants. The Placement Agent Warrants, will be exercisable, in whole or in part, immediately upon issuance and will expire 60 months after the closing date of the Offering at an initial exercise price of US$2.66 (CAD$3.50) per Common Share.

The securities offered and sold by KWESST in the Offering have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws and may not be offered or sold in the United States, or to or for the account or benefit of U.S. persons, absent registration under the Securities Act and all applicable state securities laws or pursuant to an exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About KWESST

KWESST (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.

The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact: David Luxton, Executive Chairman: luxton@kwesst.com or 613-769-5353

Sean Homuth, Chief Executive Officer: homuth@kwesst.com or 613-863-1255

Jason Frame, Investor Relations: frame@kwesst.com or 587-225-2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: the closing of the Offering and the expected use of proceeds. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The events and circumstances in forward-looking statements in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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